WALGREEN CO.
200 Wilmont Road
Deerfield, IL 60015
(847) 940-2500

                                  March 12, 2010

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention:     Jeffrey P. Riedler
                     Assistant Director

Re:           Walgreen Co.’s 2009 Proxy Statement

Ladies and Gentlemen:

We are following up on our pending response to your comment letter dated February 3, 2010, regarding our Schedule 14A filed November 24, 2009 (File Number 001-00604).

We need additional time to complete our internal review process.  Therefore, we intend to submit our response no later than March 19, 2010.

                                  Sincerely,

                                 /s/ Dana I. Green
                                  Dana I. Green
                                  Executive Vice President,
                                  General Counsel and Secretary